United States securities and exchange commission logo





                             October 13, 2021

       Michael Kirban
       Co-Founder and Co-Chief Executive Officer
       Vita Coco Company, Inc.
       250 Park Avenue South
       Seventh Floor
       New York, NY 10003

                                                        Re: Vita Coco Company,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 12,
2021
                                                            File No. 333-259825

       Dear Mr. Kirban:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 27, 2021

       Recent Developments, page 27

   1. We note your presentation of Recent Developments, including your disclosure of ranges for Net sales and Gross
profit for the quarter ended September 30, 2021. It appears to us you should balance
these disclosures by also presenting a range for a net profitability measure such as Net
income or, at a minimum, Income from operations. Also, if a range for Net income can not
be provided, you should explain the reasons why.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Michael Kirban
Vita Coco Company, Inc.
October 13, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell,
Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Kirban
                                                           Division of
Corporation Finance
Comapany NameVita Coco Company, Inc.
                                                           Office of
Manufacturing
October 13, 2021 Page 2
cc:       Ian D. Schuman
FirstName LastName